January 11, 2021

Mr. Nicholas P. Panos, Senior Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Wanda Sports Group Company Limited
Schedule 13E-3
Schedule 14D-9
Filed on December 23, 2020 by Wanda Sports Group Company Limited
File No. 005-91359

Dear Mr. Panos:
On behalf of Wanda Sports Group Company Limited (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 4, 2021 with respect to the Schedule 14D-9 and the Schedule 13E-3, File No. 005- 91359 in each case (the “Schedule 14D-9” and the “Schedule 13E-3” respectively), filed on December 23, 2020 by the Company. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Securities and Exchange Commission
January 11, 2021

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 14D-9 (“Schedule 14D-9 Amendment No. 1”) and Amendment No. 1 to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 1”), in each case as appropriate, filed concurrently with the submission of this letter in response to the Staff’s comments. Schedule 14D-9 Amendment No. 1 and Schedule 13E-3 Amendment No. 1 incorporate the changes made in response to the Staff’s comments. In addition, a marked copy of Schedule 14D-9 indicating changes made by Schedule 14D-9 Amendment No. 1 is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in Schedule 14D-9 Amendment No. 1 and Schedule 13E-3 Amendment No. 1, in each case as appropriate. To the extent any response relates to information provided by, or incorporated by reference to the filings of, any Filing Persons other than the Company, such response is included in this letter based on information provided to us by the responding Filing Persons and their respective representatives.
The Company will disseminate the Schedule 14D-9 Amendment No. 1 and Schedule 13E-3 amendment No. 1, as soon as possible.
Schedule 13E-3

General
1.
The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document delivered to security holders. Please revise to place the legend on the front cover page of the solicitation statement filed under cover of Schedule 14D-9, or confirm that the Schedule 13E-3 was delivered to unaffiliated security holders in its entirety.

In response to the Staff’s comment, we respectfully confirm that the Schedule 13E-3 was delivered to Unaffiliated Security Holders in its entirety.
2.	Please advise us how the disclosures required by Rule 13e-3(e)(1)(i) and (ii) were delivered to unaffiliated security holders under Rule 13e-3(f)(2).
In response to the Staff’s comment, we respectfully submit that the disclosures required by Rule 13e-3(e)(1)(i) and (ii) were incorporated into the Schedule 13E-3 by reference to relevant sections in the Offer to Purchase. In addition to the filing with the Commission via EDGAR, the Schedule 13E-3 and the Offer to Purchase were mailed to Unaffiliated Security Holders together with the Schedule 14D-9. These documents were also made available on the Company’s investor relations website under the page “SEC Filings” (see https://investor.wsg.cn/financials/sec-filings/).

Securities and Exchange Commission
January 11, 2021

Item 13. Financial Statements Consideration
3.
Financial information has been incorporated by reference into the Schedule 13E-3 in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, Wanda is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Notwithstanding the information incorporated by reference from the Offer to Purchase, please revise to provide summary financial information that fully complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation I.H.7 in our July 2001 compilation publicly available at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm. This interpretation provides guidance on complying with a near-identical instruction in Item 10 of Schedule TO.

In response to the Staff’s comment, we respectfully submit that the Schedule 13E-3 has been revised by way of incorporation by reference to changes made to the Offer to Purchase. Please refer to page 56 of the Amendment No. 1 to the Offer to Purchase.
Exhibit 99(c)(1)
4.
The financial advisor represents that its prior written consent was required before making public release of the information. Please revise the disclosure statement to state, if true, that the financial advisor has consented to the use of its opinion and related disclosure content – including that which has been filed separately as Exhibits (c)(2) and (c)(3) ─ for purposes of public disclosure in the Schedule 13E-3 and Schedule 14D-9. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify unaffiliated security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

In response to the Staff’s comment, we respectfully submit that the Schedule 14D-9 has been revised to include a statement that Houlihan Lokey has consented to the inclusion of its opinion and the related disclosure content, including the discussion materials in Exhibit (C)-(2) and Exhibit (C) – (3) to the Schedule 14D-9. Please refer to page 3 of the Schedule 14D-9 Amendment No. 1.

Securities and Exchange Commission
January 11, 2021

Exhibits 99(c)(2)-(c)(3)
5.
These exhibits state that the materials were prepared “solely” for the use of the recipient and that the financial advisor “expressly disclaims any liability [ ] to any person in connection with the materials.” This disclaimer suggests unaffiliated security holders are prohibited from relying upon the disclosure content in making an investment decision and would be precluded from taking legal action with respect to the disclosures presented. Please revise this disclaimer or make clear in the solicitation/recommendation statement filed under cover of Schedule 14D-9 that unaffiliated security holders are not precluded from seeking to make any claims or enforce any rights that they may have in a court of competent jurisdiction.

In response to the Staff’s comment, we respectfully submit that the Schedule 14D-9 has been revised to include a statement that the Unaffiliated Security Holders may rely upon the information disclosed in the discussion materials in Exhibit (C)-(2) and Exhibit (C) – (3) to the Schedule 14D-9. Please refer to page 3 of the Schedule 14D-9 Amendment No. 1.
Schedule 14D-9
Tender Offer and the Transaction, page 1
6.
Wanda suffered net operating losses for fiscal years 2017-2019. In light of the planned delisting of the ADSs from NASDAQ, please revise to specify the constituency or constituencies, if any, expected to become the beneficiaries of Wanda’s future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, we respectfully submit that the Schedule 14D-9 has been revised. Please refer to page 3 of the Schedule 14D-9 Amendment No. 1.
Fairness of the Offer and the Going Private Transactions, page 12
7.
Section 13(e) and Rule 13e-3, by their terms, apply on a class-by-class basis and to each step of a multi-step transaction. See the definition of “Rule 13e-3 transaction” in Rule 13e-3(a)(3) and the adopting release for Rule 13e-3, Release No. 34-16075 (August 2, 1979). At present, the

Securities and Exchange Commission
January 11, 2021

fairness determination is expressed in terms of a position taken with respect to “Going Private Transactions.” Please revise to conform the fairness determination to the standards set forth in the cited regulatory provisions with respect to only the tender offer. In addition, please provide us with a brief legal analysis as to whether or not a separate Schedule 13E-3 filing will be required for any transaction other than the instant tender offer.
In response to the Staff’s comment, we respectfully submit that the Schedule 14D-9 sets out the plan of Purchaser and Parent to take the Company private through a series of identified transactions. It states, for example, that “[t]he purpose of the Offer and the contemplated going private transactions in relation thereto is to acquire a sufficient number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) such that there are fewer than 300 holders of Class A Ordinary Shares of record, thereby allowing the Company to deregister its Class A Ordinary Shares under Section 12(g)(4) of the Exchange Act, and suspend its reporting obligations under the Section 15(d) of the Exchange Act.” The success in achieving this goal will be determined in the first instance by the take-up of Purchaser and Parent in the Offer, which in turn will determine which of the Second Step Options will be pursued by Purchaser and Parent to complete the Going Private Transactions. Two possible options among the Second Step Options (i.e., the Compulsory Acquisition and Depositary Sale), incidentally, involve no action on the part of Unaffiliated Security Holders who did not tender in the Offer, and the remaining one (i.e., the Share Consolidation) can be undertaken by Purchaser regardless of whether any Unaffiliated Security Holders that did not tender in the Offer are supportive or not (as Purchaser would control sufficient votes on its own to convene a General Meeting and to approve the Share Consolidation). Ultimately, all such holders who will not remain as shareholders of the Company upon the completion of the Going Private Transactions will receive the Offer Price as a result of the Going Private Transactions, as did the holders who tendered in the Offer.
We have considered the definition of “Rule 13e-3 transaction” in Rule 13e-3(a)(3) and, in particular, the reference to “series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii),” as well as discussions of multi-step transitions in SEC Release 34-17719 (April 13, 1981), and we believe each transactions contemplated in the Second Step Options, as well as the Offer, qualifies as a part of a “Rule 13e-3 transaction.” In order to afford adequate protections to Unaffiliated Security Holders promoted by Rule 13e-3 against “potentially coercive

Securities and Exchange Commission
January 11, 2021

effects of going private transactions and potential for overreaching by issuers and their affiliates at the expense of minority shareholders,” the Independent Board Committee and the Board believe that (i) a comprehensive analysis of each and all steps of the Going Private Transactions envisioned by Purchaser, including the Offer and each transaction contemplated in the Second Step Options, is necessary for the Independent Board Committee and the Board to reach an informed fairness determination, and (ii) the full disclosure thereof is vital for the Unaffiliated Security Holders to learn in detail of the Offer and other transactions that may be completed under Second Step Options and make their decision as to whether to tender Class A Ordinary Shares and/or ADSs.
Based on the foregoing considerations, we respectfully submit that the disclosures in the Schedule 14D-9 and the Schedule 13E-3 as to fairness determinations should continue to refer to the Going Private Transactions (and not just the Offer). We also submit that it should suffice, consistent with the response to Question 15 in SEC Release 34-17719 for amendments to be filed to the Schedule 13E-3 and Schedule 14D-9 (as necessary and appropriate) to provide updates on the results of the Offer as well as the subsequent steps (in this case the relevant Going Private Transaction option).
8.
Please revise to state, if true, that the Board produced the fairness determination on behalf of Wanda Sports Group Company. Regardless of any delegation of authority to the Board, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.

In response to the Staff’s comment, we respectfully submit that the Schedule 14D-9 has been revised. Please refer to page 2 of the Schedule 14D-9 Amendment No. 1.
9.
Please produce a complete discussion of the factors considered by the issuer in support of its fairness determination by specifically addressing all of the factors identified in Instruction 2 to Item 1014 of Regulation M-A. See Item 1014(b) of Regulation M-A. For example, the fairness of the consideration in relation to going concern value should be specifically addressed by Wanda or an analysis of that factor conducted by another party, such as the financial advisor, should be expressly adopted. Refer to Instruction 2 of Item 1014 of Regulation M-A and Questions 20-21 in Exchange Act Release 17719 (April 13, 1981). Negative responses to Item 1014 are required under Instruction E to Schedule 13E-3.

Securities and Exchange Commission
January 11, 2021

In response to the Staff’s comment, we respectfully submit that the Schedule 14D-9 has been revised. Please refer to page 2 of the Schedule 14D-9 Amendment No. 1.
10.
Notwithstanding the existing discussion of the procedural safeguards implemented to assure fairness of the Rule 13e-3 transaction, please specifically address the extent to which the transaction was structured to comply with Items 1014(c)-(e) and provide a statement in response to Item 1014(f), or advise. If applicable, please also revise to include the negative disclosures required by General Instruction E of Schedule 13E-3.

In response to the Staff’s comment, we respectfully submit that the Schedule 14D-9 has been revised. Please refer to pages 3 of the Schedule 14D-9 Amendment No. 1.
11.
While Item 8 of Schedule 13E-3 requires the issuer to provide an analysis of the factors upon which it relied, as the subject company, to produce its fairness determination in compliance with Item 1014(b) of Regulation M-A, Item 4 of Schedule 14D-9 requires the issuer to provide reasons ─ as distinguished from factors ─ in support of its recommendation in accordance with Item 1012(b) of Regulation M-A. Advise us, with a view towards revised disclosure, where we can locate the disclosure by the issuer that complies with these items.

In response to the Staff’s comment, we respectfully submit that the Schedule 14D-9 has been revised. Please refer to pages 1 and 2 of the Schedule 14D-9 Amendment No. 1.
Persons/Assets Retained, Employed, Compensated or Used, page 25
12.	Given the discrete disclosures on expenses, please advise us how compliance with Item 10 of Schedule 13E-3 and corresponding Item 1007(c) of Regulation M-A has been effectuated.
In response to the Staff’s comment, we respectfully submit that the Schedule 13E-3 has been revised by way of incorporation by reference changes made to the Offer to Purchase. Please refer to page 60 of the Amendment No. 1 to the Offer to Purchase.
*          *          *

If you have any questions regarding the foregoing or wish to discuss any aspect of Schedule 14D-9 Amendment No. 1 and Schedule 13E-3 Amendment No. 1, please contact the undersigned by phone at +86 10 6535 5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter X. Huang
Peter X. Huang

Enclosures
cc:
Honghui Liao Edwin Fung Kenneth Howard Jarrett
Wanda Sports Group Company Limited

Mark S. Bergman, Esq. Xiaoyu Greg Liu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP